FOR IMMEDIATE RELEASE                 Contact:  Pamela Sherry
                                     Telephone:  (910)584-5171
                                                 Ext. 6768





      LABORATORY CORPORATION OF AMERICA REPORTS RESULTS
                 FOR FOURTH QUARTER AND YEAR




Burlington, NC, February 13, 1996 - Laboratory Corporation of America Holdings (NYSE: 1LH), LabCorp, today announced results for the fourth quarter and year ended December 31, 1995. Results for the 1995 periods reflect the April 28th merger of LabCorp's predecessor companies -- National Health Laboratories Holdings Inc. (NHL) and Roche Biomedical Laboratories, Inc. (RBL) -- and, therefore, are not directly comparable to prior periods.

     For the quarter, net sales were $403.4 million.
Operating income was $32.6 million, net income was $8.5 million, and earnings per share were $0.07 before a pretax special charge of $15.0 million. After the special charge, operating income was $17.6 million, and net income was $0.4 million. The special charge reflects the Company's determination, based on trends that became evident in the fourth quarter, that additional reserves were needed primarily to cover potentially lower collection rates from several third-party payors.

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    For the year, net sales were $1,432.0 million, an
increase of 64% from $872.5 million reported in 1994. The inclusion of RBL since April 28, 1995, increased net sales by approximately $514.7 million. In connection with the merger, the Company took a second quarter pretax special charge of $75.0 million relating to restructuring and other provisions and had an extraordinary loss of $8.3 million, net of taxes, related to the early extinguishment of debt.

     Operating results for 1995 before the special charges and extraordinary loss were as follows: operating income of $157.2 million, net earnings of $50.9 million, and net earnings per share of $0.46. Operating results after the special charges and extraordinary item were as follows:
operating income of $67.2 million, net loss of $12.3 million, and net loss per share of $0.11.

     The combined pro forma results of NHL and RBL for 1995 resulted in net sales of $1,678.6 million, with operating income of $184.2 million before the special charges and extraordinary loss. Including the increased amortization and interest expense associated with the merger, pro forma net income was $63.4 million and earnings per share were $0.52, based on approximately 122.9 million shares outstanding. These pro forma results include only a portion of the cost savings expected from the synergies for the combined companies.

     "Our results for the quarter were not up to our expectations, but we are taking the actions necessary to control costs and preserve revenues in this difficult environment in order to remain on course to fulfill our objectives as an industry leader," said Dr. James B. Powell, President and Chief Executive Officer.

     "Several factors, some industry-wide in nature, combined to produce the results reported in the fourth quarter," said Dr. Powell. "First, we experienced lower-than-expected revenues in November and December primarily because of seasonal factors, which reduced revenues by approximately $12-14 million. We continue to manage our costs and note that specimen volumes per day, adjusted for the severe January weather impact, have recovered somewhat from the depressed levels sustained late in the fourth quarter.
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     "Second, although the price pressures in the fourth
quarter of 1995 moderated compared to the second and third quarters of 1995, changes primarily in payor mix negatively impacted fourth quarter revenues compared to the same period in 1994. The Company's selected price increases late in 1995 and early in 1996 are designed to offset some of this pressure.

     "Third, our continued acceleration of efforts to achieve synergies from the merger resulted in our incurring certain expenses sooner than had been anticipated in our budget. In other words, we have experienced some duplication of costs earlier than expected while we shift operations from one site to another, maintaining both sites in operation as we do so. Because our synergy program is proceeding more swiftly, some costs of this nature that had been budgeted for 1996 were instead incurred during 1995. The important thing, though, is that we are on target to exceed the reductions in our cost base that we had predicted at the time of the merger. In 1996, we expect to achieve incremental synergy savings of at least $60 million above the savings in 1995."

     Downsizing of several facilities is under way, and the Company expects the closing of its reference laboratory in Nashville to be completed by the end of the first quarter of 1996. The consolidation of the Company's facilities in Raritan and Cranford, New Jersey, has been initiated, with projected completion in mid 1996.

      In total, the Company acquired nine laboratories in
1995, representing approximate annual sales of $30 million,
for an aggregate purchase price of approximately $36
million.  Most of this activity occurred early in the year.
"We have now been able to reactivate our selective acquisition program and will remain alert to further opportunities to increase our market share as the industry continues to consolidate,"
said Dr. Powell.
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     Since January 1, 1995, LabCorp's business generated
from hospital affiliations and institutional relationships has totaled more than $20 million annually in contracts completed. "The Company is currently finalizing two additional laboratory contracts as part of its ongoing plan to actively penetrate the hospital and outpatient testing area," commented Dr. Powell. "This activity supports the conviction that our low-cost provider status positions
LabCorp for future growth opportunities in the laboratory management marketplace." These contracts will add to the current laboratory management business which was augmented by the third quarter Columbia/HCA Healthcare Corporation agreement with three of Columbia's hospitals in Louisville.

     Contracts in managed care continued to increase through the fourth quarter of 1995 as managed care continued to grow in importance in the changing healthcare environment. From January 1, 1995, through December 31, 1995, LabCorp added 153 new managed care contracts representing 8.8 million new lives.

     The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results will be included in the Company's Form 10-K for the year ended December 31, 1995, which is anticipated to be filed with the SEC in late March 1996.

     Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.7 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, nursing homes, industrial companies and other clinical laboratories.



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
                  LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                                Summarized Financial Information
                        (Dollars in Millions, except per share data)



                            		Three Months Ended                      Twelve Months Ended
                             	   December 31,                             	December 31,
                					-------------------------------------  ------------------------------------------

						                                                       Before Special  After Special
                                                              Charges and      Charges and
		                    Before Special  After Special          Extraordinary   Extraordinary
                          Charge         Charge                   Item            Item
	                          1995           1995        1994        1995            1995        1994(a)
                     -------------------------------------  ------------------------------------------
Net sales		             $ 403.4 	    	 $ 403.4  		 $ 234.9 		 $ 1,432.0       $ 1,432.0      $ 872.5
                      		=======	      	=======   		=======	    	=======	       	=======	     	=======

Operating income	     	 $  32.6 	    	 $  17.6 	 	 $  26.3 		 $   157.2 		    $    67.2 		   $ 109.9
                       	=======	      	=======		   =======		    =======		       =======		     =======

Earnings (loss) before
  income taxes and
  extraordinary item    $  15.7 		     $   0.7  		 $  14.2 		 $    93.1   		  $     3.1 		   $  55.4

Provision for income
  taxes		                  (7.2)		        (0.3)		     (6.5)		     (42.2)		         (7.1)		     (25.3)
                   		   -------	        -------		    ------		    ------	  	      ------	    	-------
Earnings (loss) before
   extraordinary item	   	  8.5 		         0.4 	    	  7.7 		      50.9 		         (4.0)		      30.1

Extraordinary Item - loss
  on early extinguishment
  of debt, net of income
 	tax benefit of $5.2       -   	          -        	  -   		       -   		         (8.3)		       -
                      		-------         -------     	------     ------		         ------       ------
Net earnings (loss)		  $   8.5      	 $    0.4 		  $   7.7 	  $   50.9 		     $   (12.3)		   $  30.1
                     	 	=======	       	=======     	======     =======		        =======	  	  ======

Earnings (loss) per common share (b):

	Earnings (loss) per share
   before extraordinary
   item                $ 0.07           		  -    		 $ 0.10   		 $ 0.46 		       $ (0.03)      $ 0.36
	Extraordinary loss	     -   		             -  	      -   		      -   		          (0.08)     	  -
                     		--------        	-------     	------    	-------        	 -------      ------
	Net earnings (loss)
   per common share	   $ 0.07 		            -   	 	 $ 0.10   		 $ 0.46     	  	 $ (0.11)		    $ 0.36
                     		========		       =======  	   ======    	=======		        =======  		  ======

(a)  In 1994, National Health Laboratories Holdings Inc., the predecessor of Laboratory Corporation
     of America Holdings, recorded a pretax special charge	of $21.0 ($12.8 net of tax) related to
     the settlement of shareholder derivative litigation.  This pretax special charge reduced net earnings for the twelve-month period ended December 31, 1994 by $12.8 and net earnings per common share for the twelve-month period ended December 31, 1994 by $0.16.


(b)	 Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and twelve-month periods ended December 31, 1995 of 122,908,722 and 110,579,096 shares, respectively, and the weighted average number of shares outstanding during the three- and twelve-month periods ended December 31, 1994 of 84,760,786 and 84,754,183 shares, respectively.
     The increase in the weighted average number of shares in 1995 is the result of shares issued in connection with the merger with Roche Biomedical Laboratories, Inc. on April 28, 1995.

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